UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

Kensey Nash Corporation
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

490057106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,017
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 225,017
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,181,328
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,181,328
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,181,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,017
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 225,017
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RGC STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,460,345
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,460,345
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,460,345
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,460,345
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,460,345
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,460,345
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,460,345
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,460,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,460,345
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,460,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,460,345
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,460,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,460,345
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,460,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 490057106

The following constitutes Amendment No. 11 (“Amendment No. 11”) to the Schedule 13D filed by the undersigned.  This Amendment No. 11 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Since the filing of Amendment No. 10:

(i)           Starboard has changed its name to Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”); and

(ii)           RCG Enterprise has changed its name to Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”).

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Parche and Value and Opportunity Master Fund were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 1,460,345 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $35,823,899, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,886,218 Shares outstanding, as of August 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on September 15, 2008.

A.	Parche

(a)	As of the date hereof, Parche beneficially owned 225,017 Shares.

Percentage: approximately 1.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 225,017
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,017
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Value and Opportunity Master Fund

(a)	As of the date hereof, Value and Opportunity Master Fund beneficially owned 1,181,328 Shares.

CUSIP NO. 490057106

Percentage: approximately 9.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,181,328
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,181,328
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 225,017 Shares beneficially owned by Parche.

Percentage: approximately 1.9% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 225,017
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 225,017
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund did not enter into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.  The transactions in the Shares by Parche since the filing of Amendment No. 10 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.

D.	RCG Starboard Advisors

(a)
As managing member of Parche and the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 225,017 Shares owned by Parche and (ii) 1,181,328 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 12.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,460,345
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,460,345
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

CUSIP NO. 490057106

E.	Ramius

(a)	As the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of (i) 225,017 Shares owned by Parche and (ii) 1,181,328 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 12.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,460,345
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,460,345
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

F.	C4S

(a)	As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 225,017 Shares owned by Parche and (ii) 1,181,328 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 12.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 1,460,345
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,460,345
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 225,017 Shares owned by Parche and (ii) 1,181,328 Shares owned by Value and Opportunity Master Fund.

Percentage: approximately 12.3% as of the date hereof.

CUSIP NO. 490057106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,460,345
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,460,345

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.  The transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.
Mr. Smith does not directly own any Shares nor has he entered into any transactions in the Shares since the filing of Amendment No. 10 to the Schedule 13D.  Mr. Smith, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to be a beneficial owner of the (i) 225,017 Shares owned by Parche and (ii) 1,181,328 Shares owned by Value and Opportunity Master Fund.  Mr. Smith disclaims beneficial ownership of such Shares.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock

(e)	Not applicable.

Item 6 is hereby amended to add the following:

This Amendment No. 10 reports the sale of an aggregate of 207,895 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.

As of the date hereof, the Reporting Persons have sold a total of 1,079,395 Shares pursuant to the Sales Plan Agreement.  Effective August 25, 2008, the Sales Plan Agreement was modified to decrease the aggregate number of Shares that may be sold pursuant to the Sales Plan Agreement from 1,915,798 to 1,799,483.  The trading instructions in connection with the Sales Plan Agreement were also modified.  Accordingly, the Reporting Persons may sell 720,088 Shares pursuant to the Sales Plan Agreement after the date hereof.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Value and Opportunity Master Fund Ltd, Parche, LLC, Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith, dated October 3, 2008.

CUSIP NO. 490057106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2008

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD By: RCG Starboard Advisors, LLC, its investment manager
RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius LLC,
       its investment manager

RAMIUS LLC
By: C4S & Co., L.L.C.,
       as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon	/s/ Jeffrey C. Smith
JEFFREY M. SOLOMON	JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 490057106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 10 to the Schedule 13D

Shares of Common Stock (Sold)	Price Per Share ($)	Date of Sale

PARCHE, LLC

2,352	35.8207	08/28/08
1,664	35.6943	08/29/08
2,944	35.9990	09/02/08
3,760	35.5450	09/03/08
6,687	35.1308	09/04/08
1,280	32.1057	09/23/08
1,440	31.4652	09/24/08
2,000	32.5018	09/25/08
1,920	32.3545	09/26/08
1,584	31.4178	09/29/08
2,272	31.2274	09/30/08
2,320	31.9544	10/01/08
544	32.2882	10/02/08
2,496	31.3081	10/03/08

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

12,348	35.8207	08/28/08
8,736	35.6943	08/29/08
15,456	35.9990	09/02/08
19,740	35.5450	09/03/08
35,108	35.1308	09/04/08
6,720	32.1057	09/23/08
7,560	31.4652	09/24/08
10,500	32.5018	09/25/08
10,080	32.3545	09/26/08
8,316	31.4178	09/29/08
11,928	31.2274	09/30/08
12,180	31.9544	10/01/08
2,856	32.2882	10/02/08
13,104	31.3081	10/03/08